FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 24, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          On January 11, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that on January 10, 2005 it had filed a patent infringement counter-claim against Thermage Inc. alleging that Thermage has infringed Syneron’s recently acquired ‘242 patent for controlled contraction of collagen using RF (radio frequency) energy.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated January 11, 2005, titled "Syneron Sues Thermage for Patent Infringement"

          On January 18, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that ALC (American Laser Centers) has purchased $ 1.5 million worth of ELOS (electro-optical synergy) aesthetic devices, including the Aurora and the Comet, to augment its existing ELOS-based devices located in 52 ALC centers throughout the USA , and become the core for all treatments provided at its centers nationwide. This expansion was made possible due to ALC’s highly successful experience and outstanding clinical outcomes accumulated over the last 2 years with ELOS based devices, also attained within the traditionally more problematic group of dark skin tones and light hair color.

Exhibit 2	Press release, dated January 18, 2005, titled "Syneron Announces Major Expansion Deal with American Laser Centers"

          On January 20, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it would present the Comet hair removal system at the forthcoming annual meeting of the AAD (American Academy of Dermatologists) to take place between February 18 – February 22, 2005. The FDA-approved Comet device, based on Syneron’s proprietary, breakthrough ELOS technology, provides permanent hair reduction for all hair colors on all skin types, is capable of treating large areas and is the fastest hair removal device currently available. As such, it is expected to become the new gold standard in hair removal technology.

Exhibit 3	Press release, dated January 20, 2005, titled "Syneron Announces Debut of the Comet System for Permanent Hair Reduction at American Academy of Dermatology Meeting"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: January 24, 2005